Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2026 Financial Results

SHENZHEN, August 14, 2026 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Net revenues were RMB1,010.5 million (US$148.9 million) in the second quarter of 2026, increasing by 14.8% from RMB880.0 million in the same period of 2025.

•	Gross margin was 35.4% in the second quarter of 2026, compared with 27.5% in the same period of 2025.

•	Non-GAAP income from operations[1] was RMB149.6 million (US$22.0 million) in the second quarter of 2026, increasing by 28.8% from RMB116.2 million in the same period of 2025.

•	U.S. GAAP net income was RMB222.0 million (US$32.7 million) in the second quarter of 2026, increasing by 1.6% from RMB218.5 million in the same period of 2025.

•	Non-GAAP net income[1] was RMB238.8 million (US$35.2 million) in the second quarter of 2026, compared with RMB291.2 million in the same period of 2025.

"We delivered solid second quarter results as we continued to strengthen our global business with a focus on quality, stability, and long-term resilience," said Ms. Ying (Kate) Wang, Co-founder, Chairperson, and Chief Executive Officer of RLX Technology. "As our industry matures, competitive advantage is increasingly defined not only by product innovation but also by retail execution and shelf-space leadership. We have refined our global route-to-market strategies accordingly – deepening store-level execution in Asia while advancing a dual-engine approach in Europe that balances strategic investment in top-tier local partners with organic growth. At the same time, we are expanding beyond our leadership in e-vapor into a broader portfolio of smoke-free products, scaling our newly launched modern oral nicotine pouches and building our presence across other smokeless categories. Supported by a rock-solid balance sheet and disciplined capital management, we are confident that pairing greater channel autonomy with user-centric products and multi-category innovation will continue to drive sustainable growth."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, "Second quarter net revenues were RMB1.01 billion, up 14.8% year over year, with gross profit rising 47.8% year over year to RMB357.8 million. As expected, revenues and gross profit moderated from the first quarter, which included a disclosed one-time benefit due to the change of export related regulation. In July 2026, we acquired a 51% equity interest in one of Western Europe's largest distributors of next-generation smoke-free and FMCG products, deepening our presence in the region. The entity brings an extensive offline distribution footprint and a proprietary B2B digital marketplace serving a broad base of retail merchants, supporting long-term regional development. Moving forward, we remain dedicated to disciplined capital allocation, balancing strategic growth investments with ongoing shareholder returns to maximize long-term shareholder value."

Second Quarter 2026 Financial Results

Net revenues were RMB1,010.5 million (US$148.9 million) in the second quarter of 2026, increasing by 14.8% from RMB880.0 million in the same period of 2025. The increase was primarily due to the Company’s international expansion and contributions from the Company’s May 2025 acquisition. Net revenues from international business represented 68.5% of net revenues for the period.

Gross profit was RMB357.8 million (US$52.7 million) in the second quarter of 2026, increasing by 47.8% from RMB242.1 million in the same period of 2025.

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin increased to 35.4% in the second quarter of 2026 from 27.5% in the same period of 2025, primarily due to a favorable change in the revenue mix and further supply chain optimization.

Operating expenses were RMB227.5 million (US$33.5 million) in the second quarter of 2026, compared with RMB203.1 million in the same period of 2025. The increase was driven by higher salary and welfare expenses primarily related to the Company’s May 2025 acquisition, partially offset by a significant decrease in share-based compensation expenses.

Selling expenses were RMB123.7 million (US$18.2 million) in the second quarter of 2026, compared with RMB84.6 million in the same period of 2025, primarily due to an increase in salary and welfare expenses, branding expenses, depreciation and amortization expenses related to the Company’s May 2025 acquisition, partially offset by a decrease in share-based compensation expenses.

General and administrative expenses were RMB74.4 million (US$11.0 million) in the second quarter of 2026, compared with RMB88.4 million in the same period of 2025, primarily due to a significant decrease in share-based compensation expenses, partially offset by an increase in legal and other consulting fees.

Research and development expenses were RMB29.4 million (US$4.3 million) in the second quarter of 2026, compared with RMB30.1 million in the same period of 2025. The slight decrease was primarily due to a decrease in share-based compensation expenses.

U.S. GAAP income from operations was RMB130.4 million (US$19.2 million) in the second quarter of 2026, increasing by 234.7% from RMB39.0 million in the same period of 2025.

Non-GAAP income from operations was RMB149.6 million (US$22.0 million) in the second quarter of 2026, increasing by 28.8% from RMB116.2 million in the same period of 2025.

Income tax expense was RMB24.8 million (US$3.7 million) in the second quarter of 2026, compared with RMB28.5 million in the same period of 2025.

U.S. GAAP net income was RMB222.0 million (US$32.7 million) in the second quarter of 2026, increasing by 1.6% from RMB218.5 million in the same period of 2025.

Non-GAAP net income was RMB238.8 million (US$35.2 million) in the second quarter of 2026, compared with RMB291.2 million in the same period of 2025.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.178 (US$0.026) and RMB0.167 (US$0.025), respectively, in the second quarter of 2026, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.178 and RMB0.166, respectively, in the same period of 2025.

Non-GAAP basic and diluted net income per ADS2 were RMB0.190 (US$0.028) and RMB0.178 (US$0.026), respectively, in the second quarter of 2026, compared with non-GAAP basic and diluted net income per ADS of RMB0.234 and RMB0.218, respectively, in the same period of 2025.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Balance Sheet and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net, and long-term investment securities, net, of RMB13,883.4 million (US$2,046.2 million), compared with RMB14,529.7 million as of March 31, 2026. In the second quarter of 2026, net cash used in operating activities was RMB63.2 million (US$9.3 million).

Strategic Investment

In July 2026, RLX Technology acquired a 51% equity interest and board control in a leading Western European distributor of next-generation smoke-free and FMCG products. With its multi-channel logistics network and a proprietary B2B digital ordering platform, the entity provides an established and highly efficient route-to-market across key European territories. Through this strategic investment, RLX Technology intends to leverage its global supply chain capabilities and capital resources to drive deep commercial collaboration with this entity, aiming to optimize costs and capture cross-selling synergies. Its financial results will be consolidated into RLX Technology’s financial statements beginning in the third quarter of 2026.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 14, 2026 (8:00 PM Beijing/Hong Kong Time on August 14, 2026).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code (English line):	7036236
Participant Code (Chinese simultaneous interpretation line):	7119184

Participants may choose between the English and Chinese simultaneous interpretation options above when joining the conference call. Please note that the Chinese simultaneous interpretation option is in listen-only mode. Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." using the appropriate English or Chinese Participant Code above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 21, 2026, by dialing the following telephone numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code (English line):	9911837
Replay Access Code (Chinese line):	6469534

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP income from operations and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step-up in business acquisitions, and tax effects on non-GAAP adjustments. Non-GAAP income from operations represents net income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step-up in business acquisitions. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in the U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures against the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,367,139	4,629,116	682,247
Restricted cash	177,873	210,875	31,079
Short-term bank deposits, net	2,310,486	2,110,069	310,985
Receivables from online payment platforms	4,080	10,281	1,515
Short-term investments	2,326,610	2,019,812	297,683
Accounts and notes receivable, net	190,442	333,047	49,085
Inventories	297,682	416,246	61,347
Amounts due from related parties	210,239	483,381	71,242
Prepayments and other current assets, net	319,478	577,277	85,080
Total current assets	11,204,029	10,790,104	1,590,263
Non-current assets:
Property, equipment and leasehold improvement, net	245,981	258,924	38,161
Intangible assets, net	213,141	183,496	27,044
Long-term investments, net	8,330	8,330	1,228
Deferred tax assets, net	29,104	43,808	6,456
Right-of-use assets, net	82,430	80,710	11,895
Long-term bank deposits, net	433,618	526,412	77,584
Long-term investment securities, net	5,116,336	4,387,136	646,584
Goodwill	567,181	561,665	82,779
Other non-current assets, net	29,412	10,626	1,566
Total non-current assets	6,725,533	6,061,107	893,297
Total assets	17,929,562	16,851,211	2,483,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	403,708	229,443	33,817
Contract liabilities	84,003	82,313	12,131
Salary and welfare benefits payable	93,947	51,820	7,637
Taxes payable	159,718	192,901	28,430
Short-term loan	92,100	165,168	24,343
Accrued expenses and other current liabilities	149,552	162,807	23,995
Amounts due to related parties	474,627	109,875	16,194
Dividend payable	478,833	-	-
Lease liabilities - current portion	28,588	22,768	3,356
Total current liabilities	1,965,076	1,017,095	149,903

Non-current liabilities:
Deferred tax liabilities	112,912	98,169	14,468
Lease liabilities - non-current portion	55,671	56,109	8,269
Other non-current liability	64,291	53,647	7,907
Total non-current liabilities	232,874	207,925	30,644
Total liabilities	2,197,950	1,225,020	180,547

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,633,749	15,512,261	2,286,223
Noncontrolling interests	97,863	113,930	16,790
Total shareholders' equity	15,731,612	15,626,191	2,303,013

Total liabilities and shareholders' equity	17,929,562	16,851,211	2,483,560

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Total net revenues	879,952	1,585,821	1,010,453	148,922	1,688,252	2,596,274	382,643
Cost of revenues	(552,037)	(965,446)	(559,057)	(82,395)	(1,029,563)	(1,524,503)	(224,684)
Excise tax on products	(85,835)	(116,119)	(93,563)	(13,790)	(185,658)	(209,682)	(30,903)
Gross profit	242,080	504,256	357,833	52,737	473,031	862,089	127,056

Operating expenses:
Selling expenses	(84,649)	(122,039)	(123,729)	(18,235)	(143,638)	(245,768)	(36,222)
General and administrative expenses	(88,406)	(107,207)	(74,366)	(10,960)	(155,874)	(181,573)	(26,761)
Research and development expenses	(30,067)	(30,375)	(29,357)	(4,327)	(57,122)	(59,732)	(8,803)
Total operating expenses	(203,122)	(259,621)	(227,452)	(33,522)	(356,634)	(487,073)	(71,786)

Income from operations	38,958	244,635	130,381	19,215	116,397	375,016	55,270

Other income:
Interest income, net	142,851	113,820	109,116	16,082	278,804	222,936	32,857
Investment income	24,832	9,718	7,117	1,049	33,218	16,835	2,481
Others, net	40,324	(28,761)	235	35	69,467	(28,526)	(4,204)
Income before income tax	246,965	339,412	246,849	36,381	497,886	586,261	86,404
Income tax expense	(28,470)	(45,257)	(24,846)	(3,662)	(56,651)	(70,103)	(10,332)
Net income	218,495	294,155	222,003	32,719	441,235	516,158	76,072
Less: net income attributable to noncontrolling interests	1,378	10,019	4,257	627	2,078	14,276	2,104
Net income attributable to RLX Technology Inc.	217,117	284,136	217,746	32,092	439,157	501,882	73,968
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(26,510)	(173,952)	(181,016)	(26,678)	(42,181)	(354,968)	(52,316)
Unrealized income/(loss) on long-term investment securities	698	(22,208)	2,726	402	2,765	(19,482)	(2,871)
Total other comprehensive loss	(25,812)	(196,160)	(178,290)	(26,276)	(39,416)	(374,450)	(55,187)
Total comprehensive income	192,683	97,995	43,713	6,443	401,819	141,708	20,885
Less: total comprehensive income attributable to noncontrolling interests	632	11,699	4,368	644	1,268	16,067	2,368
Total comprehensive income attributable to RLX Technology Inc.	192,051	86,296	39,345	5,799	400,551	125,641	18,517

Net income per ordinary share/ADS
Basic	0.178	0.231	0.178	0.026	0.359	0.408	0.060
Diluted	0.166	0.216	0.167	0.025	0.335	0.383	0.056

Weighted average number of ordinary shares/ADSs
Basic	1,221,705,674	1,232,448,894	1,226,191,545	1,226,191,545	1,224,005,302	1,229,302,934	1,229,302,934
Diluted	1,309,486,924	1,313,480,246	1,307,483,883	1,307,483,883	1,309,617,920	1,311,101,429	1,311,101,429

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	38,958	244,635	130,381	19,215	116,397	375,016	55,270
Add: share-based compensation expenses
Selling expenses	13,262	5,919	3,327	490	16,572	9,246	1,363
General and administrative expenses	38,368	45,841	4,218	622	62,639	50,059	7,378
Research and development expenses	7,188	3,494	1,516	223	7,933	5,010	738
Amortization and depreciation of assets resulting from business acquisitions
Cost of revenues	13,347	-	-	-	13,347	-	-
Selling expenses	4,881	9,956	9,707	1,431	6,884	19,663	2,898
General and administrative expenses	167	469	455	67	195	924	136
Non-GAAP income from operations	116,171	310,314	149,604	22,048	223,967	459,918	67,783

Net income	218,495	294,155	222,003	32,719	441,235	516,158	76,072
Add: share-based compensation expenses	58,818	55,254	9,061	1,335	87,144	64,315	9,479
Amortization and depreciation of assets resulting from business acquisitions	18,395	10,425	10,162	1,498	20,426	20,587	3,034
Tax effects on non-GAAP adjustments	(4,513)	(2,527)	(2,465)	(363)	(4,938)	(4,992)	(736)
Non-GAAP net income	291,195	357,307	238,761	35,189	543,867	596,068	87,849

Net income attributable to RLX Technology Inc.	217,117	284,136	217,746	32,092	439,157	501,882	73,968
Add: share-based compensation expenses	58,818	55,254	9,061	1,335	87,144	64,315	9,479
Amortization and depreciation of assets resulting from business acquisitions(a)	13,002	7,613	7,410	1,092	15,033	15,023	2,214
Tax effects on non-GAAP adjustments(a)	(3,164)	(1,824)	(1,777)	(262)	(3,589)	(3,601)	(531)
Non-GAAP net income attributable to RLX Technology Inc.	285,773	345,179	232,440	34,257	537,745	577,619	85,130

Non-GAAP net income per ordinary share/ADS
- Basic	0.234	0.280	0.190	0.028	0.439	0.470	0.069
- Diluted	0.218	0.263	0.178	0.026	0.411	0.441	0.065
Weighted average number of ordinary shares/ADSs
- Basic	1,221,705,674	1,232,448,894	1,226,191,545	1,226,191,545	1,224,005,302	1,229,302,934	1,229,302,934
- Diluted	1,309,486,924	1,313,480,246	1,307,483,883	1,307,483,883	1,309,617,920	1,311,101,429	1,311,101,429

Note (a): The amortization and depreciation expense and related tax effect attributable to noncontrolling interests have been excluded from the presentation in the reconciliation items for GAAP and Non-GAAP results.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	229,616	(68,841)	(63,227)	(9,319)	436,781	(132,068)	(19,464)
Net cash (used in)/generated from investing activities	(816,501)	(116,326)	983,338	144,926	(1,803,667)	867,012	127,782
Net cash used in financing activities	(326,948)	(863,712)	(403,599)	(59,483)	(312,513)	(1,267,311)	(186,779)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,436	(57,648)	(115,006)	(16,950)	(5,604)	(172,654)	(25,447)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(911,397)	(1,106,527)	401,506	59,174	(1,685,003)	(705,021)	(103,908)
Cash, cash equivalents and restricted cash at the beginning of the period	4,870,753	5,545,012	4,438,485	654,152	5,644,359	5,545,012	817,234
Cash, cash equivalents and restricted cash at the end of the period	3,959,356	4,438,485	4,839,991	713,326	3,959,356	4,839,991	713,326